

FOR: **GOTTSCHALKS INC.**

CONTACT: Gregory Ambro
Executive Vice President, Chief Operating Officer
(559) 434-4800

Financial Dynamics:
Leigh Parrish, Stephanie Rich
(212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE: SFGOT/ESFGOT

FOR RELEASE ON OCTOBER 1ST at 7:30 A.M. E.D.T.

GOTTSCHALKS ANNOUNCES CREDIT FACILITY AMENDMENT AND EXPANSION TO $200 MILLION

FRESNO, CA – October 1, 2007 – Gottschalks Inc. (NYSE: GOT) today announced that it has completed a second amendment and restatement of its credit agreement with GE Commercial Finance Corporate Lending, which expands its availability to $200 million to support the Company's Value Improvement Program (V.I.P.). The amended credit agreement has also been extended to September 2012.

Greg Ambro, Executive Vice President and Chief Operating Officer of Gottschalks, commented, "The amended credit agreement presents significant benefits to Gottschalks. The expanded and extended facility provides us with a stronger financial structure and greater flexibility. We now have the ability to implement our previously announced share repurchase program as well as reduce higher cost debt. Further, our increased borrowing capacity now gives us additional resources to direct toward our plans for an accelerated new store opening program and the completion of an increased number of store remodels. We greatly appreciate the support of our lenders as we continue to implement the initiatives of our Value Improvement Program."

Value Improvement Program
As recently announced, the Company has launched a Value Improvement Program (V.I.P) which encompasses a series of new aggressive initiatives being implemented to increase sales, improve the Company's operating performance, maximize shareholder value and position Gottschalks for long-term growth.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 59 department stores and 4 specialty apparel stores in six western states, including California (38), Washington (8), Alaska (5), Oregon (4), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS PRESENTLY DOES NOT INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

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